Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated April 23, 2019

Relating to Preliminary Prospectus dated April 22, 2019

Registration No. 333-230985

CORPORATE PRESENTATION April 2019 1

Notice to Investors SeqLL Inc. (“SeqLL”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents SeqLL has filed with the SEC for more complete information about SeqLL and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, SeqLL, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by emailing cap - mkts@wallachbeth.com. 2

Forward - Looking Statements and Disclaimer This presentation contains forward - looking statements that are based on the beliefs and assumptions of the management team of SeqLL Inc. (“ SeqLL ”), and on information currently available to such management team. These forward - looking statements are subject to numerous risks and uncertainties, m any of which are beyond SeqLL and its subsidiaries’ and affiliates’ control. All statements, other than statements of historical fact, contained in this presentati on, including statements regarding future events, future financial performance, business strategy and plans, and objectives of SeqLL for future operations, are forward - looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, pe rformance or achievements of SeqLL and SeqLL’s industry to be materially different from any future results, levels of activity, performance or achievements expressed or imp li ed by these forward - looking statements. You should not place undue reliance on any forward - looking statement. SeqLL undertakes no obligation to update or revise publicly any of the forward - looking statements after the date hereof to conform the statements to actual results or changed expectations. Unless otherwise indicated, information contained in this presentation concerning SeqLL’s industry and the markets in which it operates, including its general expectations and market opportunity and market size, is based on information from various sources, including independent industry publicat ion s. In presenting this information, SeqLL has also made assumptions based on such data and other similar sources, and on SeqLL’s knowledge of, and its experience to date in, the markets for its product candidates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such est ima tes. The industry in which SeqLL operates is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by SeqLL . This presentation uses SeqLL’s registered trademarks and trade names, as well as trademarks, trade names and service marks that are the property of other or ga nizations. Solely for convenience, trademarks and trade names referred to in this presentation appear without the ® and ™ symbols, but t hos e references are not intended to indicate that SeqLL will not assert, to the fullest extent under applicable law, its rights, or that the applicable owner will not assert its rig ht s, to these trademarks and trade names. SeqLL does not intend its use or display of other companies’ trade names or trademarks to imply a relationship with, or endorsement o r sponsorship of SeqLL by, any other companies. Any offering of securities will only be made by means of a registration statement (including a prospectus) filed with the U.S . S ecurities and Exchange Commission (“SEC”), after such registration statement becomes effective. No such registration statement has become effective, as of the date of t his presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these sec uri ties in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jur isdiction. 3

Opportunity  Unique, proprietary sequencing platform (tSMS) for rapid growth billion dollar market  $5.3B addressable market for DNA and RNA sequencing by 2025  Proven technology (10+ years R&D) across diverse genomic applications  Currently engaged in multiple research projects for scientific discoveries  Company primed for broad market commercialization 4

Next Generation Sequencing (NGS) DNA RNA DNA Structure 5 Credit: U. S. National Library of Medicine  DNA stores hereditary information, static in nature x May provide information about susceptibility to disease  RNA stores cellular information, dynamic in nature x RNA sequencing delivers “real - time” information to advance the understanding of biology

SeqLL’s True Single Molecule Sequencing (tSMS™) Sample Preparation Sequencing - By - Synthesis Image Analysis 6

TIRF Illumination Enables Single Molecule Resolution Imaging 7

Massive Parallel Sequencing by Synthesis – a tSMS Advantage 8 Millions of individual molecules on the flow cell surface can be identified and resolved repeatedly through many rounds of nucleotide Incorporation to build the sequence of each strand.

tSMS Captures Data Lost by Other NGS Platforms 9 Amplified vs Non - amplified miRNAs  SeqLL tSMS efficiently sequences molecules of any length  Short or degraded DNA/RNA ▪ miRNAs ▪ FFPE material ▪ Forensic samples  Micro RNAs are challenging to sequence due to their short length  More complete analysis and greater depth of coverage

tSMS Offers Superior Signal - to - Noise for Detection of Subtle Changes 10  C ap A nalysis of G ene E xpression (CAGE) captures mature, capped RNA species  SeqLL (tSMS CAGE) measures full transcriptome with high accuracy , reproducibility and minimal bias  Greatly improved signal - to - noise ratio compared to standard CAGE protocol  Unprecedented detection of low - fold changes in gene expression  Ability to correlate subtle changes in gene expression with health status for biomarker discovery , patient stratification and disease monitoring Direct comparison of SeqLL tSMS CAGE protocol to standard CAGE protocol demonstrates higher correlation and lower standard error on the SeqLL platform Reference: Kawaji , et al (2014) Genome Research (24)708 - 717

tSMS Yields Greater Sensitivity and More Information 11  SeqLL tSMS TM identifies very low - expression transcripts missed by the PCR - based method  7 - fold better detection of low abundance transcripts  5 - log linear dynamic range  Superior tool for biomarker discovery and diagnosis

tSMS requires Simple Sample Preparation  Streamlines workflow to minimize manipulation bias and sample loss x Does not utilize PCR amplification x Avoids complex library prep x Less restrictive nucleic acid quality requirements and no spec for GC content  Molecules of DNA or RNA are prepared for sequencing by: x Standard nucleic acid isolation from any sample type x Shearing/cleaving to appropriate length (20 - 500bp) x Addition of Poly - A tail x Hybridization to flow cell surface x Sequencing individual strands by synthesis 12

Simple Sample Preparation – DNA 13 dT 50 3 ’ end Hybridize to flow cell Poly A Flow Cell Surface

Simple Sample Preparation – RNA 14 dT 50 3 ’ end Hybridize to flow cell Poly A Flow Cell Surface

Simple Sample Preparation – Direct RNA Sequencing (DRS ® ) 15 dT 50 3 ’ end Hybridize to flow cell Poly A Flow Cell Surface

tSMS Requires Few Steps During Sample Prep  SeqLL technology  Other NGS Options 16

The tSMS Advantages – More Accurate, Sensitive & Cost - Effective  Rapid , scalable , low cost sample preparation  No amplification step means higher accuracy, sensitivity and predictive value  Picogram DNA/RNA material yields millions of sequence reads  Direct RNA sequencing is first developed on SeqLL platform  Direct capture allows analysis of a set of target genes with minimal sample prep and high depth of coverage 17

tSMS Application Areas and Customers Biomarker Discovery Drug Discovery Precision Medicine Credit: National Institutes of Health 18

CAGR 31.2% NGS Market Opportunity CAGR 20.4% CAGR 21.7% RNA DNA 1.0B 5.3B 2019 2025 Addressable Market Opportunity $1.6B $5.0B $6.8B $22.7B 19

Representative NGS Market Landscape Yield (Reads/Run) Resolution NextSeq 550 20

SeqLL Revenue Generation Systems & Reagents Collaborations Services • R&D Grants • Research Projects • Strategic Partnerships • Sequencing Systems • Custom Solutions • Consumables • Sequencing Services • Custom Applications • Bioinformatics Services 21

Management Team

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- **Daniel Jones – CEO, President & Co-Founder** – 15 years in biotechnology sector, including 7 years at Helicos BioSciences developing applications for the tSMS technology platform. Co-inventor of Direct RNA Sequencing (Nature, 2009) and Single-Molecule Decoding of Combinatorially Modified Nucleosomes (Science, 2016). Mr. Jones has worked at U.S. Genomics on the development of their Trilogy 2020 Single Molecule Analyzer and Direct miRNA assays and at Exact Sciences on ColoGuard, a non-invasive, FDA-approved molecular diagnostic for colorectal cancer. Mr. Jones serves on the Board of Directors.
- **John W. Kennedy, MBA – CFO** – Finance executive with 34 years experience in finance and management. Worked at The Federal Reserve Board, Peat Marwick Mitchell (KPMG), Morgan Stanley & Co., and D.H. Blair & Co. Extensive investment banking expertise especially in small-caps, including roles as CFO & COO, and Managing Principal for US Broker-Dealers.
- **Erik Volke – Director of Operations** – Expertise in Manufacturing, Quality Assurance, and R&D. He has over 16 years' experience in manufacturing biotechnology and medical device instrumentation at Affymetrix, Helicos Biosciences, Life Technologies and T2 Biosystems where he has held manufacturing and quality management positions at both start-up and established FDA regulated ISO 13485 environments.
- **Abhijeet Shinde, MS – Director of Engineering** – Brings over 12 years' experience in developing biotechnology and medical device instrumentation, and developing products from concept to commercialization in FDA regulated ISO 13485 environments. More than 7 years of direct experience with single molecule sequencing at Helicos Biosciences where he lead system integration efforts.
- **William St. Laurent, Chairman , Investor and Co-Founder** – Founder of numerous companies in diverse economic sectors. Mr. St. Laurent has over thirty years of experience in leading growth companies, developing and executing strategy, including building businesses from the ground up. Serves on the Board of Directors of the St. Laurent Institute and Genomic Diagnostic Technologies, both focusing on technologies in Systems Biology. Mr. St. Laurent is the Chairman of the Board of Directors.

SEQLL

Case Studies – Summary of tSMS Applications  Identified biomarkers used as a gene panel for pancreatic cancer screen test  Identified biomarkers used as a gene panel for CAD Risk Assessment  Custom implementation of BRCA1 mutation detection and identification  Effective information generation from degraded FFPE samples  Pathway changes identified by high - sensitivity differential gene expression analysis 23

Case Study #1 – Screen Test for Pancreatic Cancer  HSATII Satellite Overexpression for early detection of Pancreatic Cancer  Discovered using tSMS technology  Detectable ONLY with single molecule sequencing technology 24

Case Study #2 – Diagnosis of Coronary Artery Disease 25 Heart Attack? Acid Reflux? Pulmonary? Neurological? Muscular? $$$ CT Angiogram or Nuclear Stress Test Open Artery Blocked Artery Stent Placement or Coronary Bypass 10% Other diagnosis 90% Can we find gene expression changes that accurately predict CAD?

Discovery of Novel Biomarkers Detect signals not resolved by other NGS platforms 26  Genes with 1.3 to 1.5 fold change identified and investigated  Panel of 7 transcripts identified as highly predictive risk markers  Diagnostic assay for clinical use under development

tSMS Outperforms the Clinical Model 27  Standard of care clinical model based on 7 indicators has very low positive predictive value (41.7%)  tSMS platform based on 7 transcripts has a far superior positive predictive value (85.4%) Standard Clinical Model tSMS Platform Graphs courtesy of Dr. Timothy A. McCaffrey, George Washington University

Case Study #3 – Direct Capture Sequencing (BRCA1)  Capture primers are designed to span regions of interest in one or more genes  Primers are deposited onto flow cell surface  Isolated DNA/RNA is loaded directly onto flow cell without further manipulation  Captured sequences are sequenced by synthesis 28 Direct Capture Oligos Spanning BRCA1 Gene

Direct Capture Sequencing – BRCA1 Deep Coverage of Targeted Regions 29 Oligos Reads BRCA1  Deep coverage achieved in target regions (exons)  Absence of intronic reads demonstrates specificity of capture  Depth of coverage allows unambiguous SNP calling

Direct Capture Sequencing – BRCA1 Target Enrichment from Genomic DNA 30 Chromosome 17 Gene Region BRCA1 Exonic Regions Targeted exonic regions are highly enriched from total genomic DNA by Direct Capture

Direct Capture Sequencing – BRCA1

31

Successful Proof-of-Principle

Excellent Sequence Coverage Across BRCA1 Gene Regions


1
2
3
Exon
CvgBoth
Variation
700
500
300
100
-100

Accurate Sequence Readout

97% covered with 99.995% accuracy


SMS Sequence Reads

Accurate Clinical Information

1. T → C Heterozygous Substitution
   Known benign polymorphism
2. C → G *BRCA1* Mutation
   Known disease causing mutation
3. A → G Heterozygous Substitution
   Known benign polymorphism

SEQLL

Case Study#4 – FFPE - RNA Cancer Diagnostics 32  RNA - Seq detects known gene fusions, SNPs, and mutations in NSCLC.  SeqLL short read platform is optimal for sequencing of degraded FFPE samples.  Potential to unlock 1000s of clinical specimens for R&D and future diagnostics.

Case Study #5 – Drug Mechanism of Action Analysis 33  Transcriptome profiling identified drug activity on genes and pathway(s) related to wound healing  Time course demonstrated that cell motility is increased by drug, which facilitates wound healing ` 12 hours 72 hours 120 hours Epidermis development gene subnetwork

Summary of Applications & Case Studies 34 Pharmacogenomics and Biomarker discovery  Clinical Trial Screening Biomarkers  Patient Stratification  Companion Diagnostics Microbial Analyses  Microbiome Sequencing  Antimicrobial Resistance Detection/Monitoring  Food Safety Testing  Forensics Precision Medicine  Early Disease Detection/Diagnosis  Infection/Inflammation Differentiation  Direct Capture Gene Sequencing  FFPE Sample Analysis  Cell - free DNA and RNA

Summary of tSMS Technology  A superior tool for biomarker discovery, diagnostic development and sample analysis  Unique features open up new capabilities not possible with other NGS technologies ▪ Unsurpassed accuracy and reproducibility of molecule counting ▪ Enhanced signal to noise allows identification of subtle gene expression signatures detectable on other systems ▪ Lack of amplification and library prep produce the most unbiased read of the sample available in the industry today ▪ Low sample prep costs and simplified workflow save time and money ▪ Capable of generating data from short and degraded samples  Applications in a wide range of human disease areas , microbiome analysis, safety testing, forensics, clinical trial patient stratification and more 35

Contact Info WallachBeth Capital LLC Harborside Financial Center Plaza 5 185 Hudson Street, Suite 1410 Jersey City, NJ 07311 T: 646.998.7602 F: 212.495.0270 cap - mkts@wallachbeth.com SeqLL Inc 317 New Boston St Suite 210 Woburn MA 01801 T: 781.460.6016 dan@seqll.com jwkennedy@seqll.com 36